SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      MELLON OPTIMA L/S STRATEGY FUND, LLC
                       (Name of Subject Company (Issuer))

                      MELLON OPTIMA L/S STRATEGY FUND, LLC
                        (Name of Filing Person (Offeror))

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A

                      (CUSIP Number of Class of Securities)

                                 Katherine Cain
                          c/o Mellon Hedge Advisors LLC
                                One Boston Place
                                    024-0071
                                Boston, MA 02108
                            Telephone: (617) 722-7446

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                  with copy to:

                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                 March 27, 2009
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

        Transaction Valuation                       Amount of filing fee
        ---------------------                       --------------------
           $35,000,000 (a)                              $1,953.00 (b)

(a) Calculated as the aggregated maximum purchase price for limited liability company interests.

(b)  Calculated at 0.00558% of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: __________     Filing party: ___________

         Form or Registration No.: ________     Date filed: _____________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

          This Tender Offer Statement on Schedule TO relates to an offer by Mellon Optima L/S Strategy Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase limited liability company interests (the "Interests") of the Fund. Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit B and Exhibit C, respectively), the Fund will purchase up to $35,000,000 in Interests that are tendered and not withdrawn prior to 12:00 midnight, Eastern Time, on April 27, 2009 subject to any extensions of the Offer to Purchase.

          The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4, 6 through 8, and 11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name of the filing person is Mellon Optima L/S Strategy Fund, LLC. The Fund's principal executive office is located at One Boston Place, Boston, MA 02108 and the telephone number is (877) 257-0004. The investment adviser of the Fund is Mellon Hedge Advisors LLC (the "Adviser"). The principal executive office of the Adviser is located at One Boston Place, Boston, MA 02108 and the telephone number is (877) 257-0004. The Fund's Directors are Robert M. Bowen, Robert J. Dwyer, Carla D. Hunter, Newton P.S. Merrill, Arthur Williams III and Rodney S. Yanker. Their address is c/o The Bank of New York, One Wall Street, New York, New York 10286. The Officers of the Fund are Stephen M. Anderson, Katherine Cain, Anthony J. Mastrocola, Joseph Murphy and Ridgway H. Powell. The address of the Officers is c/o Mellon Optima L/S Strategy Fund, LLC at One Boston Place, Boston, MA 02108.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a)-(d) Not applicable.

     (e) Under the Fund's Amended and Restated Limited Liability Company Agreement (the "LLC Agreement"), which is included as an appendix to the Fund's Confidential Memorandum dated August 2008 (as supplemented or amended from time to time, the "Confidential Memorandum"), and as disclosed in the Confidential Memorandum, the Fund's Board of Directors has sole discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors twice each year. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between or among:
(i) the Fund, the Adviser, any Director of the Fund, or any person controlling the Fund, the Adviser or any Director of the Fund; and (ii) any other person, with respect to Interests. However, the LLC Agreement provides that the Fund will be dissolved if any investor that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of such investor's Interests for repurchase by the Fund has not been repurchased within a period of two years of such request.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

     (b) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

          Unaudited financial statements for the six month period ended September 30, 2008, previously filed on Form N-CSR on December 12, 2008. Audited financial statements for the fiscal year ended March 31, 2008, previously filed on Form N-CSR on June 9, 2008.

          (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

          (3) Not applicable.

          (4) The Fund does not have shares, and consequently does not have book value per share information.

     (b) The Fund's assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 12. EXHIBITS.

A     Cover Letter to Offer to Purchase and Letter of Transmittal.
B     Offer to Purchase.
C     Form of Letter of Transmittal.
D     Form of Notice of Withdrawal of Tender.
E     Form of Letter from the Fund to Investors in connection with acceptance of offers of tender.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        MELLON OPTIMA L/S STRATEGY FUND, LLC


                                        By: /s/ JOSEPH F. MURPHY
                                            ------------------------------------
                                            Joseph F. Murphy, President

Date: March 27, 2009

                                  EXHIBIT INDEX

EXHIBIT
 NUMBER                                DESCRIPTION
-------   ----------------------------------------------------------------------
   A      Cover Letter to Offer to Purchase and Letter of Transmittal.
   B      Offer to Purchase.
   C      Form of Letter of Transmittal.
   D      Form of Notice of Withdrawal of Tender.
   E      Form of Letter from the Fund to Investors in connection with acceptance of offers of tender.